UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 31, 2022

_____

In the Matter of

Healthtech Solutions, Inc./UT
90 Broad Street
16th Floor
New York, New York 10004

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11478

_____

   Healthtech Solutions, Inc./UT filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 31, 2022.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

        Suzanne Hayes
        Office Chief